Management Statement Regarding Compliance
with Certain Provisions of the Investment Company Act of 1940
We, as members of management of Schwab MarketTrack Growth Portfolio II (which is part of Schwab Annuity Portfolios, hereafter referred to as the “Fund”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Fund’s compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 29, 2008, and from December 31, 2007 (date of our last examination) through February 29, 2008.
Based on this evaluation, we assert that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2008 and from December 31, 2007 (date of our last examination) through February 29, 2008, with respect to securities reflected in the investment accounts of the Fund.
Schwab Annuity Portfolios

/s/ Randall W. Merk	September 24, 2008

Randall W. Merk	Date
President and Chief Executive Officer

/s/ George Pereira	September 24, 2008

George Pereira	Date
Principal Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm
To the Board of Trustees of
Schwab Annuity Portfolios
We have examined management’s assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Schwab MarketTrack Growth Portfolio II (which is part of Schwab Annuity Portfolios, hereafter referred to as the “Fund”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of February 29, 2008. Management is responsible for the Fund’s compliance with those requirements. Our responsibility is to express an opinion on management’s assertion about the Fund’s compliance based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 29, 2008 (without prior notice to management), and with respect to agreement of security purchases and sales for the period from December 31, 2007 (date of our last examination), through February 29, 2008:
•	Review of the Fund’s underlying mutual fund investments at February 29, 2008 recorded on the books and records of Charles Schwab & Co, Inc. (“CSC”) in its capacity as depositary for Brown Brothers Harriman, the Fund’s custodian on such date.

•	Confirmation of CSC’s omnibus accounts for the underlying mutual fund investments at February 29, 2008, and for a sample of days during the period from December 31, 2007 to February 29, 2008, with Boston Financial Data Services (“BFDS”).

•	Review of CSC’s reconciliation of their books and records to the omnibus accounts for the underlying mutual fund investments to the books and records of BFDS, at February 29, 2008, and for a sample of days during the period from December 31, 2007 to February 29, 2008, in all material respects.

•	Agreement of the Fund’s underlying mutual fund investments at February 29, 2008 recorded on the books and records of the Fund to the books and records of CSC.

•	Agreement of a sample of security purchases and security sales of the underlying mutual fund investments for the period from December 31, 2007 through February 29, 2008 from the books and records of the Fund to the books and records of CSC.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund’s compliance with specified requirements.
In our opinion, management’s assertion that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 29, 2008 with respect to mutual fund investments reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management, the Board of Trustees of Schwab Annuity Portfolios, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
San Francisco, California
September 24, 2008

U.S. Securities and Exchange Commission
Washington, D.C. 20549
FORM N-17f-2
Certificate of Accounting of Securities and Similar Investments in the Custody of Management Investment
Companies
Pursuant to Rule 17f-2 [17 CFR.17f-2]

1.	Investment Company Act File Number:	Date examination completed:

	811-8314	February 29, 2008

2.	State Identification Number:

AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
   Other (specify):
3.	Exact name of investment company as specified in registration statement:
   Schwab Annuity Portfolios — MarketTrack Growth Portfolio II (one portfolio of Schwab Annuity Portfolios)
4.	Address of principal executive office: (number, street, city, state, zip code)

101 Montgomery Street, San Francisco, CA 94104